Exhibit 8.1

[OPINION OF SKADDEN, ARPS, SLATE, MEAGER & FLOM LLP]

July 25, 2012

Stanley Black & Decker, Inc.

1000 Stanley Drive

New Britain, Connecticut 06053

RE:	Stanley Black & Decker, Inc. 5.75% Junior
Subordinated Debentures due 2052

Ladies and Gentlemen:

You have requested our opinion with respect to the U.S. federal income tax classification of the 5.75% Junior Subordinated Debentures (“Debentures”) issued by Stanley Black & Decker, Inc., a Connecticut corporation (the “Company”), on July 25, 2012, as more fully described in the prospectus supplement dated July 18, 2012 (the “Prospectus Supplement”), to the prospectus contained in the registration statement on Form S-3 (File No. 333-178017), filed by the Company with the Securities and Exchange Commission on November 16, 2011.

I. Facts

A.	The Debentures

The Debentures incorporate the following key terms.

1.	Maturity

The Debentures have a maturity of 40 years.

2.	Subordination

The Debentures are subordinated to all of the Company’s senior indebtedness on the terms set forth in the subordinated indenture pursuant to which the debentures will be issued (the “Subordinated Indenture”), and the Debentures rank pari passu with trade creditors and other subordinated indebtedness expressly stated to rank pari passu with the Debentures.

3.	Interest Rate and Optional Deferral

The Debentures will bear interest at an annual rate equal to 5.75%, payable quarterly in arrears. The Company may, so long as there is no event of default under the Subordinated Indenture, elect to defer interest payments on the Debentures for one or more consecutive interest periods at any time for up to 5 years (“Optional Deferral”). Interest may not, however, be deferred beyond the maturity date or the redemption date of the Debentures.

During any Optional Deferral, interest will compound quarterly on any interest deferred pursuant to the Optional Deferral right (“Deferred Interest”) and the Company will generally be prohibited from (i) paying dividends on any class of its equity, (ii) paying principal of, or interest or premium, if any, on, or repaying, repurchasing or redeeming any other classes of Company debt securities that rank equally with or junior to the Debentures or (iii) making any guarantee payments with respect to the securities described in (ii) (such prohibition on payments being referred to as a “Dividend Stopper”).

4.	Optional Redemption

The Debentures are redeemable or otherwise repayable by the Company, in whole or in part, from the date of issuance until July 25, 2017, for cash at a redemption price equal to the greater of (i) 100% of the principal amount redeemed plus accumulated and unpaid interest on a compounded basis and (ii) the sum of the present values of remaining scheduled payments of principal and interest thereon for the remaining life of the Debentures plus accumulated and unpaid interest on a compounded basis, discounted to the redemption date on a quarterly basis at the applicable Treasury rate plus 50 basis points. Thereafter, the Debentures can be redeemed for cash at the aggregate principal amount of the Debentures to be redeemed plus accumulated and unpaid interest on a compounded basis, in whole or in part, at the option of the Company.

5.	Redemption Upon a Tax Event

The Company may redeem the Debentures in whole, but not in part, from the date of issuance until July 25, 2017 at any time within 90 days after there is a Tax Event (as defined below), in cash at a redemption price equal to 100% of the principal amount redeemed plus accumulated and unpaid interest on a compounded basis. A Tax Event occurs if, as a result of a change in the tax law or any interpretation thereof, there is more than an insubstantial risk that interest paid or accrued on the Debentures is not deductible, in whole or in part, by the Company for U.S. federal income tax purposes.

6.	Redemption Upon a Rating Agency Event

The Company may redeem the Debentures in whole, but not in part, from the date of issuance until July 25 2017 at any time within 90 days after the conclusion of any review or appeal process instituted by the Company following the occurrence of a Rating Agency Event (as defined below), in cash at a redemption price equal to 102% of the principal amount redeemed plus accumulated and unpaid interest on a compounded basis. A Rating Agency Event means a change to the methodology or criteria that were employed by an applicable rating agency for purposes of assigning equity credit to securities such as the Debentures on the date of initial issuance of the Debentures, which change either (i) shortens the period of time during which equity credit pertaining to the Debentures would have been in effect or (ii) reduces the amount of equity credit assigned to the Debentures by the applicable rating agency.

7.	Voting Rights

The Debentures will have no voting rights in the Company.

8.	Events of Default

The Company’s failure to pay principal or interest on the Debentures when due and the Company’s bankruptcy, insolvency, receivership or reorganization will result in a default on the Debentures. An event of default will give holders the right to accelerate principal and interest on the Debentures.

B.	Other Facts

The Prospectus Supplement and the Subordinated Indenture provide that each holder of the Debentures will be deemed to have agreed to treat the Debentures as indebtedness for all U.S. federal, state and local tax purposes.

The Company has paid regular dividends on its common stock in each of the past 135 years, and the Company has increased dividends every year since 1968. The Company has assets and projected cash flows sufficient to demonstrate that it is capable of servicing the Debentures pursuant to their terms without exercising its right to Optional Deferral. The Company and its subsidiaries have aggregate liabilities of approximately $8,449.7 million and shareholders’ equity of approximately $7,583.8 million as of July 2, 2011. The Debentures were issued with an investment grade debt rating of Baa2 provided by Moody’s Investor Services, Inc. (“Moody’s”) and a debt rating of BBB+ provided by Standard & Poor’s Corporation (“S&P”).

II. Certain Assumptions and Representations

A.	Assumptions

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, electronic or facsimile copies, and the authenticity of the originals of such latter documents. In making our examination of documents executed, or to be executed, by the parties indicated therein, we have assumed that each party has, or will have, the power, corporate or other, to enter into and perform all obligations thereunder, and we have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by each party indicated in the documents and that such documents constitute, or will constitute, valid and binding obligations of each party.

In connection with this opinion (the “Opinion”), we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of the officer’s certificate dated July 25, 2012 (the “Officer’s Certificate”) and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the Opinion set forth herein. We have also relied upon statements and representations made to us by representatives of the Company and have assumed that such statements and the facts set forth in such representations are true, correct and complete without regard to any qualification as to knowledge or belief. For purposes of the Opinion stated herein, we have assumed the validity and the initial and continuing accuracy of the documents, certificates, records, statements and representations referred to above. We have also assumed that the transactions related to the offering of the Debentures will be consummated in the manner contemplated by the Prospectus Supplement. Terms used and not defined herein have the meanings given to them in the Prospectus Supplement.

B.	Representations

An officer of the Company has provided the following representations in the Officer’s Certificate that are relevant to the Opinion:

1.	The facts, representations, and covenants relating to the Debentures as described in the Opinion are true, accurate, and complete in all material respects.

2.	Neither the Company nor any of its subsidiaries will take any position on any U.S. federal, state or local income or franchise tax return that is inconsistent with the U.S. tax treatment of the Debentures described in the Opinion.

3.	The Company will treat the Debentures as indebtedness of the Company for all U.S. federal, state and local tax purposes.

4.	The Company has no present intention to exercise its right to defer payments of interest on the Debentures.

5.	The Company believes that the likelihood that it would exercise its right to defer payments of interest on the Debentures is remote because, among other things, deferral of interest payments on the Debentures would prohibit the Company from paying dividends on its outstanding equity.

6.	The Company has paid regular dividends on its common stock in each of the past 135 years, and the Company has increased dividends every year since 1968.

7.	Based on the Company’s assets and projected cash flows, the Company expects to have the financial resources to satisfy its payment obligations under the Debentures pursuant to their terms.

8.	The Company leases properties and has employees and incurs the expenses related thereto.

9.	The Company has not elected to defer interest payments on the Company’s 5.902% Fixed Rate/Floating Rate Junior Subordinated Debt Securities due 2045, issued on November 22, 2005.

III. Summary of Conclusions

Generally, the characterization of an instrument as debt or equity for U.S. federal income tax purposes depends on all the facts and circumstances surrounding the issuance and operation of a particular instrument, and no single factor or characteristic is considered to be controlling.1 There is no controlling authority directly on point dealing with debentures that have terms similar to the Debentures.

Based on and subject to the description of the facts, assumptions, representations, and analysis set forth herein and in the Prospectus Supplement, it is our opinion that under current U.S. federal income tax law, the Debentures will constitute indebtedness of the Company for U.S. federal income tax purposes.

[1]	See, e.g., John Kelley Co. v. Commissioner, 326 U.S. 521 (1946).

In rendering our Opinion, we have considered applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder (the “Treasury Regulations”), pertinent judicial authorities, rulings of the Internal Revenue Service (the “Service”), and such other authorities as we have considered relevant. It should be noted that such laws, Code, Treasury Regulations, judicial decisions, administrative interpretations and such other authorities are subject to change at any time and, in some circumstances, with retroactive effect. A change in any of the authorities upon which our advice is based could affect our conclusions herein. There can be no assurance that our Opinion will be accepted by the Service or, if challenged, by a court.

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Except as set forth above, we express no other opinion. This Opinion has been prepared for you in connection with the filing of the Prospectus Supplement. It may not be relied upon by anyone else without our prior written consent. We consent to the Company filing this Opinion with the Securities and Exchange Commission as an exhibit to the Prospectus Supplement and to the reference to Skadden, Arps, Slate, Meagher & Flom LLP under the caption “Legal Matters” in the Prospectus Supplement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission. This Opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our Opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

Sincerely,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP